ENERGY EXPLORATION TECHNOLOGIES INC

As at and for three and nine months ended September 30, 2007

(1)

     ENERGY EXPLORATION TECHNOLOGIES INC

Consolidated Balance Sheets

(Unaudited) (Expressed in U.S. dollars except share data)

	September 30, 2007	December 31, 2006

Assets
Current assets:
Cash and cash equivalents	$ 1,873,241	$ 851,738
Short term investments	1,822,494	1,128,711
Accounts receivable	572,044	526,987
Work-in-progress	-	-
Prepaid expenses and other	102,524	55,249

	4,370,303	2,562,685

Oil and natural gas properties	104,665	130,360
Other property and equipment	480,150	211,151

	$ 4,955,118	$ 2,904,196

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 366,827	$ 160,593
Note payable [note 3]	192,991	194,137
Accrued liabilities [note 4]	301,714	235,666
Unearned revenue	86,364	249,047
Convertible debentures and registration penalty [note 6]	566,992	569,156
Fair value of conversion feature [note 6]	-	68,994

	1,514,888	1,477,593
Long term liabilities:
Capital lease obligation	44,795	-

	1,559,683	1,477,593

Future operations [note 1]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000	3,000,000	3,000,000
Common shares: - authorized unlimited
Issued: 28,238,766 shares issued as of September 30, 2007 and 27,177,908
shares issued as of December 31, 2006 [note 5]	34,158,471	32,740,427
Contributed capital	3,177,299	3,153,496
Deficit	(37,507,539)	(37,642,094)
Accumulated other comprehensive income	567,204	174,774

	3,395,435	1,426,603

	$ 4,955,118	$ 2,904,196

                                                Director  /Signed/ George Liszicasz                                                                                                                                                                         Director /Signed/ Charles Selby

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

(2)

     ENERGY EXPLORATION TECHNOLOGIES INC

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

  (Unaudited) (Expressed in U.S. dollars except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006

Revenue
Survey revenue	$ 478,103	$ -	$ 2,958,243	$ -
Oil and natural gas revenue	6,867	7,378	24,677	28,257

	484,970	7,378	2,982,920	28,257

Expense
Survey cost	26,120	(34)	338,195	29,021
Oil and natural gas operating expenses	815	1,932	2,805	3,678
Administrative	856,336	520,234	2,141,556	1,891,992
Depletion and impairment of oil and natural
gas properties	5,363	5,650	14,802	41,200
Amortization and depreciation	37,561	22,253	79,988	48,408

	926,195	550,035	2,577,346	2,014,299

	(441,225)	(542,657)	405,574	(1,986,042)

Other expense
Interest expense (income)	(21,228)	3,564	(58,955)	10,347
Interest on convertible debentures [note 6]	-	(33,539)	138,332	941,504
Other expense (income)	193,956	(1,590)	191,642	(1,590)

	172,728	(31,565)	271,019	950,261

Net income (loss)	(613,953)	(511,092)	134,555	(2,936,303)

Other comprehensive income (loss):
Foreign currency translation adjustments	312,444	(6,359)	392,430	(14,508)

Comprehensive income (loss)	$ (301,509)	$ (517,451)	$ 526,985	$ (2,950,811)

Net income (loss) per share unit [note 5]
Basic	$ (0.02)	$ (0.02)	$ 0.00	$ (0.12)
Diluted	$ (0.02)	$ (0.02)	$ 0.00	$ (0.12)

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

(3)

ENERGY EXPLORATION TECHNOLOGIES INC

Consolidated Statements of Cash Flow

  (Unaudited) (Expressed in U.S. dollars)

For the three months ended September 30,			For the nine months ended September 30,
	2007	2006	2007	2006

Operating activities
Net income (loss)	$ (613,953)	$ (511,092)	$ 134,555	$ (2,936,303)

Amortization and depreciation of other property
and equipment	37,561	22,253	79,988	48,408
Depletion and impairment of oil and natural gas
properties	5,363	5,650	14,802	41,200
Costs settled by issuance of common shares	-	-	-	1,130,401
Stock-based compensation	135,374	137,957	387,740	328,576
Non-cash interest expense convertible debenture	-	(33,538)	138,332	941,504
Unrealized foreign exchange loss	193,234	-	193,234	-
Non-cash expense note payable	3,229	-	9,857	-
Changes in non-cash working capital
Accounts receivable	283,686	14,533	40,579	50,293
Work-in-progress	-	(65,970)	-	(65,970)
Due from officers and employees	-	138	-	2,884
Prepaid expenses	(49,307)	(28,217)	(33,863)	(52,845)
Unearned revenue	(5,031)	224,886	(177,476)	269,681
Trade payables	120,493	(8,284)	153,609	(113,312)
Other accrued liabilities	52,474	(1,558)	22,961	(792,609)

Net cash generated (used) by operating activities	163,123	(243,242)	964,318	(1,148,092)

Financing activities
Paid against note payable	(1,926)	1,418	(40,233)	1,418
Repayment of capital lease	(2,680)	-	(3,206)	-
Raised through the sale of common shares, net of
issuance costs	-	(1,445)	-	2,092,500
Raised through the exercise of options and
warrants	802,601	17,800	837,558	70,071

Net cash generated (used) by financing activities	797,995	17,773	794,119	2,163,989

Investing activities
Invested in other property and equipment	(134,829)	(20,541)	(243,731)	(83,906)
Investment in oil and natural gas properties	(689)	(29,522)	(3,238)	(31,915)
Proceeds on sale of oil and gas properties	1,643	-	31,514	-
Borrowed by an employee	-	(570)	-	-
Decrease (increase) in short term investments	(600,000)	(1,000,000)	(693,783)	(955,000)

Net cash generated (used) by investing activities	(733,875)	(1,050,633)	(909,238)	(1,070,821)

Effect of translation on foreign currency cash and	127,237	(29,133)	172,304	(91,659)
and cash equivalents

Net cash inflow (outflow)	354,480	(1,305,235)	1,021,503	(146,583)
Cash and cash equivalents, beginning of	1,518,761	2,217,929	851,738	1,059,277

period
Cash and cash equivalents, end of period	$ 1,873,241	$ 912,694	$ 1,873,241	$ 912,694

Cash interest paid	$ 4,156	$ 3,485	$ 10,617	$ 9,315

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

(4)

     ENERGY EXPLORATION TECHNOLOGIES INC

Consolidated Statements of Shareholders' Equity

  (Unaudited) (Expressed in U.S. dollars except share data)

For the three months ended September 30,			For the nine months ended September 30,
	2007	2006	2007	2006

Common Shares
Balance at the beginning of the period	$ 32,999,789	$ 33,784,191	$ 32,740,427	$ 28,229,691

Issued upon exercise of stock options and
warrants	1,158,682	17,800	1,207,426	70,071
Issued for cash; net of issue costs	-	(1,538,806)	-	585,194
Issued through conversion of debentures	-	138,664	210,618	2,678,711
Shares issued for services	-	22,508	-	860,690

Balance at end of the period	34,158,471	32,424,357	34,158,471	32,424,357

Preferred Shares

Balance at the beginning of the period and end of
the period	3,000,000	3,000,000	3,000,000	3,000,000

Contributed Capital
Balance at the beginning of the period	3,391,614	1,493,428	3,153,496	1,010,589
Fair market value of options issued to employees,
contractors and consultants	141,766	(147,226)	393,671	335,613
Fair market value of warrants issued pursuant to
common shares private placement	-	1,799,979	-	1,799,979
Fair market value of warrants issued pursuant to
debenture converted to common shares	(356,081)	-	(369,868)	-

Balance at end of the period	3,177,299	3,146,181	3,177,299	3,146,181

Deficit
Balance at the beginning of the period	(36,893,586)	(36,299,847)	(37,642,094)	(33,874,636)
Net income (loss) for the period	(613,953)	(511,092)	134,555	(2,936,303)

Balance at end of the period	(37,507,539)	(36,810,939)	(37,507,539)	(36,810,939)

Accumulated Other Comprehensive Income
Balance at the beginning of the period	254,760	253,818	174,774	261,967
Other comprehensive income (loss)	312,444	(6,359)	392,430	(14,508)

Balance at end of the period	567,204	247,459	567,204	247,459

Total Shareholders' Equity end of period	$ 3,395,435	$ 2,007,058	$ 3,395,435	$ 2,007,058

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

(5)

     ENERGY EXPLORATION TECHNOLOGIES INC

Notes to the Consolidated Financial Statements For the nine month period ended and as at September 30, 2007

(Unaudited) (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We are a service provider to the oil and gas industry utilizing our proprietary Stress Field Detection (SFD) remote sensing airborne survey technology to identify areas with oil and natural gas production potential.

For the nine months ended September 30, 2007 we earned net income of $134,555 and the net cash generated in operating activities was $964,318. For the three months ended September 30, 2007, we incurred losses of $613,953 and cash generated in operations was $163,123. We had an accumulated deficit at September 30, 2007 of $37,507,539. In the nine months ended September 30, 2007 the company had a significant economic dependence on one customer; this one customer represented over 95% of the company's total revenue.

Our ability to continue as a going concern ultimately dependent upon our ability to generate profitable operations and / or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are executing a business plan to allow us to continue as a going concern. We completed a survey contract for a fee in 2006 and 2007 and have further contracts to complete surveys in 2007. We cannot give assurance that we will be successful in executing this plan.

These consolidated financial statements are prepared using U.S. generally accepted accounting principles that are applicable to a going concern which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2006. These interim statements should be read in conjunction with the 2006 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

The Company's functional currency is Canadian dollars that are translated into United States dollars for reporting purposes. Significant accounts maintained in U.S. dollars are equity accounts as well as bank and short term investment accounts.

Earnings per Share

Per unit amounts are calculated using the weighted average number of shares outstanding. The Company follows the treasury stock method to determine dilutive effect of options and warrants and the as "if converted" method for preferred shares. Under the treasury stock method, only "in-the-money" dilutive instruments impact the diluted calculations. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.

(6)

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This interpretation is effective for fiscal years beginning after December 15, 2006. At the date of adoption we had no material unrecognized tax benefits and accordingly no adjustment is required, either before or after valuation reserve, of our deferred income tax assets or liabilities.

3. Note Payable

As of September 30, 2007 and December 31, 2006 the Company has a Canadian dollar denominated unsecured loan outstanding in the U.S. dollar equivalent amount of $192,991 and $194,137 respectively that is due to our President, CEO and Director. The loan bears interest of 7.0% per annum. During the first nine months of 2007 the Company was charged $9,393 of interest expense (2006 -$12,591). The maturity date for this loan was April 15, 2007 at which point the loan became due upon demand.

4. Accrued Liabilities

	For the nine months ended	For the year ended
	September 30, 2007	December 31, 2006

Accrued legal and accounting	$ 113,216	$ 207,995
Accrued commission on sales	165,323	-
Consultant fees	6,055	-
Other	17,120	27,671

	$ 301,714	$ 235,666

The accrued commission on sales, as per contractual agreement with the commissioned sales agent, will be satisfied through the issuance of common shares based upon the fair market value of Company's commons shares on the date when the account receivable related to the revenue is paid.

5. Common Shares

The following table provides a continuity of the number and dollar amount of common shares since December 31, 2006.

		Number of Shares	Dollar Amount

As at December 31, 2006		27,177,908	$ 32,740,427
Transactions during the three months ended March 31, 2007
•	192,401 common shares were issued through the conversion of convertible debentures in the
	period. The shares were issued to discharge $133,471 of principal and $3,109 of interest. In
	addition, $74,038 was recorded related to the fair market value of the convertible debenture
	conversion feature at the date each debenture was converted into common shares.	192,401	210,618
•	10,000 common shares were issued as a result of options being exercised at $0.65 per share.	10,000	6,500
•	3,457 common shares were issued as a result of warrants being exercised at $1.00 per share
	generating aggregate proceeds of $3,457. In addition a carrying amount of $1,675 was
	transferred from contributed surplus related to the fair market value of the warrants at date of
	issue.	3,457	5,132
Transactions during the three months ended June 30, 2007
•	25,000 common shares were issued as a result of warrants being exercised at $1.00 per share
	generating aggregate proceeds of $25,000. In addition a carrying amount of $12,112 was
	transferred from contributed surplus related to the fair market value of the warrants at date of
	issue.	25,000	37,112
Transactions during the three months ended September 30, 2007
•	735,000 common shares were issued as a result of warrants being exercised at $1.00 per share
	generating aggregate proceeds of $735,000. In addition a carrying amount of $356,081 was
	transferred from contributed surplus related to the fair market value of the warrants at date of
	issue.	735,000	1,091,082
•	95,000 common shares were issued through the exercise of options. 10,000 were exercised at
	$0.29 per share; 65,000 were exercised at $0.38 per share and 20,000 were exercised at $2.00
	per share	95,000	67,600

		28,238,766	$ 34,158,471

(7)

Reconciliation of Earnings per Share Calculations
For the three months ended September 30, 2007
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit

Basic and diluted	$ (613,953)	27,614,146	$ (0.02)

For the nine months ended September 30, 2007
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit

Basic	$ 134,555	27,415,142	$ 0.00
Options assumed exercised		2,312,705
Warrants assumed exercised		3,852,368
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(4,796,774)

Diluted	$ 134,555	30,783,441	$ 0.00

For the three months ended September 30, 2006
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit

Basic and diluted	$ (511,092)	26,820,467	$ (0.02)

For the nine months ended September 30, 2006
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit

Basic and diluted	$ (2,936,303)	24,383,191	$ (0.12)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the three months ended September 30, 2007 and 2006 and for the nine months ended September 30, 2006 as they were antidilutive.

6. Convertible Debentures

During 2005 we closed private placement bridge-financing contracts. Pursuant to these contracts the Company issued financial instruments that convert automatically into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of note payable and accrued interest of $280,650 for aggregate net proceeds of $1,930,414. The debentures are convertible into common shares.

The value of the convertible debenture and the conversion feature as at September 30, 2007 and December 31, 2006 are as follows:

	For the nine months ended	For the year ended
	September 30, 2007	December 31, 2006

Debenture carrying value, registration penalty and accrued interest at beginning of period	$ 569,156	$ 981,986
Accretion expense	-	1,008,639
Interest expense including registration penalty	134,021	530,835
Converted to common shares	(136,185)	(1,952,304)

Debenture carrying value, registration penalty and accrued interest at end of period	$ 566,992	$ 569,156

Conversion feature carrying value at beginning of period	$ 68,994	$ 1,421,384
Converted to common shares	(74,038)	(950,212)
Change in fair market value	5,044	(402,178)

Fair value of the conversion feature at end of period	$ -	$ 68,994

(8)

As at September 30, 2007 the outstanding principal was Nil ($133,471 - 2006), interest was Nil ($869 - 2006) and the registration penalty was $566,992 ($434,816 - 2006). During the nine months ended September 30, 2007 all remaining principal and 10% accrued interest was converted into 192,401 common shares.

7. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of September 30, 2007:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options

$0.14 - $0.43	230,001	$ 0.35	230,001	$ 0.35
$0.65 - $0.95	406,741	$ 0.72	293,407	$ 0.68
$1.00 - $2.00	1,417,963	$ 1.39	320,130	$ 1.37
$2.00 - $4.13	303,000	$ 2.21	261,000	$ 2.22

	2,357,705	$ 1.28	1,104,538	$ 1.18

				Weighted average
				remaining contractual
Range of exercise prices				life (years)

$0.14 - $0.43				1.2
$0.65 - $0.95				2.8
$1.00 - $2.00				3.6
$2.00 - $4.13				2.1

				3.0

	For the nine months ended September 30, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price

Outstanding at beginning of period	1,588,205	$ 1.15	1,683,000	$ 1.87
Granted	920,500	$ 1.48	473,204	$ 1.15
Expired	(46,000)	$ 2.20	(433,000)	$ 1.84
Exercised	(105,000)	$ 0.71	(134,999)	$ 0.60

Options outstanding as at end of period	2,357,705	$ 1.28	1,588,205	$ 1.15

Exercisable as at end of period	1,104,538	$ 1.18	958,872	$ 1.13

Unvested options outstanding as of September 30, 2007 and December 31, 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

The 2006 Stock Option Plan was approved on September 30, 2006 by Company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the Company can be issued to directors, officers and employees of the Company and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under all option plans shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the Company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any twelve month period without permission of the stock exchange or exchanges on which the common shares of the Company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the Company are listed. All options issued under Plans are issued from treasury.

(9)

Compensation Expense Associated with Grant of Options
The grant date fair value is calculated using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For nine months ended	For the year ended
	September 30,	December 31

	2007	2006
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	60%	127%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$ 1.00	$ 0.64

As of September 30, 2007 and December 31, 2006 there was $560,997 and $527,434 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

The intrinsic value of options exercised at the exercise date for the nine months ended September 30, 2007 was $1.88 and for the year ended December 31, 2006 was $0.67.

8. Warrants

	For the nine months ended September 30, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price

Outstanding as at beginning of the period	4,615,825	$ 1.54	3,501,592	$ 1.76
Issued through private placement	-		2,124,000	$ 2.00
Issued as commission for private placement	-		152,560	$ 2.00
Issued for investor relations services	-		350,000	$ 1.60
Exercised	(763,457)	$ 1.00	-
Expired	-		(1,512,327)	$ 2.75

Outstanding as at end of the period	3,852,368	$ 1.65	4,615,825	$ 1.54

	As at September 30, 2007		As at December 31, 2006
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices	warrants	life (years)	Outstanding warrants	(years)

$1.00	1,225,808	0.1	1,989,265	0.8
$1.60	350,000	0.6	350,000	1.3
$2.00	2,276,560	0.6	2,276,560	1.3

	3,852,368	0.6	4,615,825	1.1

All warrants are fully exercisable as at September 30, 2007 and 763,457 warrants were exercised at $1.00 for the nine months ended September 30, 2007.

9. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the nine months ended September 30, 2007 and the year ended December 31, 2006.

	For the nine months	For the year ended
	ended September 30,	December 31,

	2007	2006
Collective wages, fees and benefits paid to executive officers of NXT, who were also directors
of NXT	$ 125,362	$ 162,027
Interest expense recognized or paid to related parties and officers	$ 9,393	$ 14,678

(10)

A Director of NXT is also an officer for one of our SFD survey clients. In the first quarter of 2007 we received $259,830 from this client in payment for accounts receivable outstanding at December 31, 2006.

10. Commitments and Contingencies

On November 27, 2002 we were served a Statement of Claim. The plaintiff alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past President and director of NXT. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

11. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation.

(11)

ENERGY EXPLORATION TECHNOLOGIES INC

As at and for three and nine months ended September 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at October 2, 2007. This interim MD&A is an update from our annual MD&A for the year ended December 31, 2006 and should be reviewed in conjunction with the audited year-end Consolidated Financial Statements that are available on SEDAR at www.sedar.com and our website at www.nxtenergy.com.

As used in this MD&A, the terms "we", "us", "our", "NXT" and "Company" mean Energy Exploration Technologies Inc.

Our reporting currency is the United States of America dollar. All references to "dollars" in this MD&A refer to United States or U.S. dollars unless specific reference is made to Canadian or Cdn. dollars. The rate of exchange of Canadian dollars to United States dollars as of September 30, 2007 was Cdn. $0.9948 to U.S. $1.00 (December 31, 2006 - Cdn. $1.163 to U.S. $1.00) .

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven energy services company in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and identifying prospective areas with high potential. The SFD-based exploration process substantially reduces the need for two dimensional reconnaissance seismic thus saving clients time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions. NXT offers its services world-wide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Performance

In the first nine months of 2007 we completed three SFD survey contracts with a value of $2,958,243. SFD survey contracts include provisions for the Company to be granted Gross Overriding Royalty Rights (“GORR”) on any land developed by clients as a result of information derived from SFD surveys. The completion of these contracts has resulted in the Company generating cash from operating activities in the nine months ended September 30, 2007.

As at September 30, 2007 the Company has an SFD contract back log of Cdn $8,500,000 and these contracts are scheduled for completion throughout the fourth quarter of 2007 and the first half of 2008.

(12)

Results of Operations

Net Income (Loss )
	For the three months ended Sep. 30,		For the nine months ended Sep. 30,

	2007	2006	2007	2006

Revenue	$ 484,970	$ 7,378	$ 2,982,920	$ 28,257
Expense	926,195	550,035	2,577,346	2,014,299
Income (loss) before other expenses and taxes	(441,225)	(542,657)	405,574	(1,986,042)
Other income (expense)	(172,728)	31,565	(271,019)	(950,261)

Net income (loss )	$ (613,953)	$ (511,092)	$ 134,555	$ (2,936,303)

For the three months ended September 30, 2007 we had net loss of $613,953 compared with a loss in the same period in 2006 of $511,092 representing an increased loss of $102,861. Revenue in Q3 2007 exceeded Q3 2006 by $477,592 due to the completion of a third SFD survey contract. Expenses in Q3 2007 were higher than the same period in 2006 by $376,160. The bulk of the increase was administrative costs in the areas of salary, stock based compensation, audit fees, rent and recruitment. Other income (expense) for Q3 2007 was an expense of $172,728 (Q3 2006 - $31,565 income on convertible debentures) and consisted of $25,400 interest income derived largely from interest income on short term investments and offset by an unrealized foreign exchange loss of $193,234.

For the nine months ended September 30, 2007 we had net income of $134,555 compared to the September 30, 2006 net loss of $2,936,303. This represents an overall increase of $3,070,858.  Revenue increased by $2,954,663 to $2,982,920. Increased expenses in Q3 2007 were mainly in the administrative areas of salary, stock based compensation, audit fees, computer upgrades, recruitment and rent which were slightly offset by a decrease in consulting fees. Interest on convertible debentures was $138,332 for the first nine months of 2007 (Q3 2006 - 941,504), a reduction of $803,172. With the last of the debentures being converted in Q1 2007, all that remains to be accounted for on an on-going basis is the registration penalty. We accounted for a unrealized exchange loss of $193,234 in 2007 (2006 - Nil) due to the recent strength of the Canadian dollar against the U.S. dollar. The exchange gains related to the conversion of our Canadian denominated accounting net assets to U.S. dollars for reporting purposes is reflected in Comprehensive Income.

Survey Revenue

Revenues from SFD survey contracts are reflected in the Consolidated Statement of Income (Loss) in accordance with our accounting policy of recognizing revenue on a completed contract basis. Prior to completion, all monies received or invoiced for the contract are reflected on the Balance Sheet as Unearned Revenue.  All costs incurred for the contract are reflected on the Balance Sheet as Work-in-Progress. In accordance with this policy we have recognized $2,958,243 (Q3 2007 - $478,103; 2006 - Nil) of survey revenue and $338,195 of survey costs to date for 2007 ($29,021- 2006).

Oil and Natural Gas Revenue
		For the three months ended Sep. 30,	For the nine months ended Sep. 30,

	2007	2006	2007	2006

Gross overriding royalty rights (GORR)	$ 1,040	$ -	$ 3,399	$ -
Oil and natural gas revenue; net of royalty
expense	5,827	7,378	21,278	28,257

Revenues; net of royalty expense	$ 6,867	$ 7,378	$ 24,677	$ 28,257

Production average in thousand cubic feet (mcf)
per day	12	18	17	18
Average price received net of royalties per mcf	$ 5.48	$ 5.16	$ 5.85	$ 6.17
Average operating cost per mcf	$ 0.67	$ 0.86	$ 0.78	$ 0.71

Total operating revenue including royalty income and net of royalty expense for Q3 2007 was $6,867 (YTD 2007 - $24,677) compared to Q3 2006 of $7,378 (YTD 2006 - $28,257). Gross production revenue for Q3 2007 was $6,258 (YTD 2007 - $26,965) compared to
$8,504 for Q3 2006 (YTD 2006 - $30,900). The decrease in period-over period production is due to natural decline that we anticipate to continue until the well is fully depleted.

(13)

Survey generated revenue entitles the Company to a GORR for any future production resulting from the SFD survey. There is currently one producing well that began paying GORR in 2007 (Q3 2007 - $1,040 and YTD 2007 - $3,399) related to a non-revenue SFD survey conducted in prior years. There can be no certainty that any GORR revenue will be generated from the 2006 and 2007 revenue surveys, however our clients are actively pursuing exploration programs on areas identified by SFD surveys.

Expenses
	For the three months ended Sep. 30,		For the nine months ended Sep. 30,

	2007	2006	2007	2006

Survey cost	$ 26,120	$ (34)	$ 338,195	$ 29,021
Oil and natural gas operating expenses	815	1,932	2,805	3,678
Administrative	856,336	520,234	2,141,556	1,891,992
Depletion and impairment of oil and natural gas
properties	5,363	5,650	14,802	41,200
Amortization and depreciation	37,561	22,253	79,988	48,408

	$ 926,195	$ 550,035	$ 2,577,346	$ 2,014,299

Expenses - for the three months and nine months ended September 30, 2007 and 2006

    To date in 2007 we have had survey costs of $338,195 ($29,021 - Q3 2006) which includes commissions on sales of $156,762 (Q3 2007 - $25,131). All survey costs in 2007 relate to revenue generating SFD survey contracts. The 2006 costs were for expenses incurred in preparation for survey contracts.

    The administrative cost increase of $249,564 in the first nine months of 2007 (Q3 2007 - $336,102) in comparison to the first nine months of 2006 relates mainly to an increase in salary of $246,900 for additional staff and salary reassessments, an increase in audit and review fees of $121,000, an increase of $56,000 for upgrades to computer hardware and software, recruitment fees for ongoing staffing requirements, and an increase in rent of $60,000 which reflects the significant lease rate increase in Calgary. In addition the Fair Market Value of contractors' stock based compensation increased by $33,000 in the three months ended September 30, 2007 based upon a revaluation of options following an increase in the company's share price. These increases were offset by a decrease in investor relation and consulting expenses of $254,000.

    Depletion and Impairment - unproved properties are assessed for any impairment to value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases. The decrease of $26,398 (Q3 2007 - $287) in these expenses relates mainly to March 31, 2006 impairment write-downs of expenditures related to an unsuccessful development well that was immediately abandoned.

    The Company upgraded servers, computers and software to facilitate interpretation of SFD surveys resulting in an increase of $31,580 (Q3 2007 - $15,308) in amortization and depreciation costs.

Other Expense (Income)
	For the three months ended Sep. 30,		For the nine months ended Sep. 30,

	2007	2006	2007	2006

Convertible debenture interest
Accretion of convertible debenture	$ -	$ (8,191)	$ -	$ 1,008,639
Change in fair market value of conversion
feature	-	(152,971)	5,043	(474,871)
Convertible debenture 10% interest	-	14,884	2,280	91,811
Convertible debenture registration penalty	-	112,739	131,009	315,925

	-	(33,539)	138,332	941,504
Interest expense (income)	(21,228)	3,564	(58,955)	10,347
Other	193,956	(1,590)	191,642	(1,590)

Other expense (income)	$ 172,728	$ (31,565)	$ 271,019	$ 950,261

Refer to the annual MD&A for a full disclosure regarding the Company's registration penalty obligation.

(14)

  The net change in convertible debenture interest is largely due to the conversion of all remaining convertible debt in the past 12 months. With no outstanding convertible debentures it is no longer necessary for accretion of the debt or for the 10% interest requirement. The only remaining requirement is for the registration penalty accrual; Nil in Q3 of 2007 ($112,739 in Q3 2006) and $131,009 for the first nine months of 2007 ($315,925 for the first nine months of 2006).

    Interest income was offset by interest expense resulting in $21,228 net income in Q3 2007 (cumulative $58,955) as compared to $3,564 net expense in Q3 2006 (cumulative $10,347). The 2007 increase in income is due to short term investments generating interest income.

    In Q3 2007 the company had other expenses of $193,956 resulting from the appreciation in value of the Canadian dollar against the United States dollar. Included within this balance is $193,234 of unrealized losses that arose through the company holding United States dollars in cash and short term investments as well as convertible debenture obligations. This expense is offset by comprehensive income.

Other Comprehensive Income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the U.S. dollar trades higher relative to the Canadian dollar, net assets held in Canadian dollars will decline in value as recorded in the U.S. dollar equivalent and this decline will be reflected as a foreign exchange loss in a period. The equivalent Canadian dollars for a U.S. dollar was $0.9948 as at the three months ended September 30, 2007 compared to $1.1177 at September 30, 2006. This resulted in a Q3 2007 comprehensive income of $312,444 in the quarter and $392,430 in the nine months ended September 30, 2007.

Summary of Quarterly Results

	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006

Revenue	$ 484,970	$ 2,488,384	$ 9,566	$ 1,072,272
Net income (loss) from continuing operations	(613,953)	1,500,947	(752,439)	(831,155)
Net income (loss) from continuing operations	(613,953)	1,500,947	(752,439)	(831,155)
Comprehensive income (loss)	(301,509)	1,579,952	(751,458)	(903,840)
Basic earnings (loss) per share	(0.02)	0.05	(0.03)	0.03
Diluted earnings (loss) per share	$ (0.02)	$ 0.05	$ (0.03)	$ 0.03

	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005

Revenue	$ 7,378	$ 8,706	$ 12,173	$ 13,514
Net income (loss) from continuing operations	(511,092)	(1,697,664)	(727,547)	(5,440,096)
Net income (loss)	(511,092)	(1,697,664)	(727,547)	(5,440,096)
Comprehensive income (loss)	(517,451)	(1,633,686)	(799,674)	(5,470,882)
Basic earnings (loss) per share	(0.02)	(0.07)	(0.03)	(0.26)
Diluted earnings (loss) per share	$ (0.02)	$ (0.07)	$ (0.03)	$ (0.26)

In comparing Q3 2007 to Q2 2007, revenue of $478,103 for the completion of an SFD was recognized in the third quarter of 2007 while Q2 had survey revenue of $2,480,140 from two contracts. The administrative cost increases in Q3 over Q2 of $121,000 are due to increases in stock based compensation plus increased accruals in interim audit and review fees. As well the company recognized increased other expenses due to unrealized exchange losses of $193,234 on cash, short term investments and registration penalty on convertible debentures held in United States dollars due to the strengthening of the Canadian dollar.

In comparing Q2 2007 to Q1 2007, revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the progress payments were on the Balance Sheet as Unearned Revenue. The only revenue recognized for the first quarter was for oil and natural gas and one GORR.

In comparing Q1 2007 to Q4 2006, revenue for the completion of our first completed SFD survey contract was recognized in Q4 2006; in 2007 Q1 all survey progress payments are being held on the Balance Sheet as Unearned Revenue as two SFD contracts had not yet been completed.

(15)

In comparing Q4 2006 to Q3 2006, the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all progress payments and expenses for this contract were held in Unearned Revenue and Work-in-Progress on the Balance Sheet. This was offset with a large depletion and impairment expense that was due to impairment in the value of undeveloped lands.

In comparing Q3 2006 to Q2 2006, there was a decrease in our net loss attributable to a $252,657 decrease in our administrative expense, and a decrease in non-cash interest expense on the convertible debentures of $928,157.

In comparing Q2 2006 to Q1 2006, there was an increase in our net loss attributable to a $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

In comparing Q1 2006 to Q4 2005 there was a significant decrease in our net loss that was largely attributable to the non-recurrence of the research and development as well as a $1,338,133 reduction of non-cash interest on the convertible debentures. The reduced interest expense in Q1 2006 is largely attributable to $711,858 of accretion expense being partially offset by a $685,711 reduction in the fair market value of the conversion feature liability due to a decline in the market value of the Company’s common shares.

In comparing Q4 2005 to Q3 2005 there was a significant increase in our Net Loss. Two factors largely explain this change. In Q4 2005 $3,000,000 of research and development was expensed related to the issuance of preferred shares. Additionally in Q4 2005 $1,418,557 of non-cash interest was expensed, including $500,737 of accretion expense and $917,820 of expense related to the change in value of the conversion feature of convertible debentures. In aggregate $4,418,557 of non-cash expense was recorded in the Q4 2005 related to these transactions.

Liquidity and Capital Resources

The Company's cash position in Q3 2007 continues to be strong. Three 2007 survey contracts have been completed and billed for to the end of Q3 with only the final installment outstanding in Accounts Receivable. In addition, on October 16, 2007 we received Cdn $2,700,000 as a progress payment for surveys that will be completed through the last quarter of 2007 and the first half of 2008. Our cash, cash equivalents and short term investments held on account in both United States and Canadian dollars as of October 22, 2007 are the equivalent of approximately U.S. $6,500,000.

With cash and short term investments, plus the positive working capital generated from our signed SFD survey contracts, we forecast having the required cash to operate for in excess of two years even without any additional sources of cash. However, our ability to continue as a going concern ultimately will dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The $1,168,086 increase in our cash position for the nine months ended September 30, 2007 (Q3 2007 - $1,659,715) compared to 2006 was attributable to:

	For the three months ended Sep. 30,		For the nine months ended Sep. 30,

	2007	2006	2007	2006

Cash generated (used) in operating activities	$ 163,123	$ (243,242)	$ 964,318	$ (1,148,092)
Cash provided by financing activities	797,995	17,773	794,119	2,163,989
Cash generated (used) in investing activities	(733,875)	(1,050,633)	(909,238)	(1,070,821)
Comprehensive gain (loss) due to the effect of
exchange rate changes	127,237	(29,133)	172,304	(91,659)

	$ 354,480	$ (1,305,235)	$ 1,021,503	$ (146,583)

Operating Activities

Q3 2007 - the $163,123 cash generated in operating activities reflects our net loss of $613,953 adjusted for $374,761 of non-cash or non-operating deductions and $402,315 net increase in non-cash working capital. For the first nine months of 2007 the $964,318 cash generated reflects net income of $134,555 adjusted for $823,953 of non-cash deductions or non-operating deductions and a change of $5,810 in non-cash working capital.

(16)

Financing Activities

Q3 2007 - $802,601 (Q3 2006 - 17,773) was provided through the exercise of options and warrants and $4,606 was used to reduce the Notes and Lease Payable. In the first nine months of 2007 $837,558 was provided through the exercise of options and warrants and in the first nine months of 2006, $2,092,500 was raised through a stock offering.

Investing Activities

Q3 2007 - $600,000 (Q3 2006 - $1,000,000) was invested in short term investments and $134,829 in capital assets, (Q3 2006 -$50,063). In the first nine months of 2007 $693,783 was invested in short term investments (2006 $955,000), $246,969 in capital assets (2006 - $115,821) and $31,514 cash was generated through the sale of oil and gas properties.

Projected and Actual Cash Receipts subsequent to September 30, 2007

In the fourth quarter of 2007 the Company received Cdn $2,700,000 largely as progress payments towards the Cdn $8,500,000 backlog of survey contracts outstanding as at September 30, 2007. These contracts are scheduled to be completed through the balance of 2007 and the first half of 2008 and accordingly the Company anticipates receiving substantially all the remaining Cdn $6,300,000 related to these contracts by June 30, 2008.

The Company as at September 30, 2007 has 3,852,368 warrants outstanding all with exercise prices below the current market price for the Company's common shares. Should all the warrants be exercised prior to their expiration date then the Company will receive an additional $5,113,120 prior to June 30, 2008 through the exercise of these warrants; $1,225,808 of these proceeds are scheduloed to be received prior to the end of 2007.

Change in Working Capital since the beginning of the Year

Refer to annual MD&A as at December 31, 2006; no material changes other than the change in Cash and Short Term Investments discussed above.

Transactions with Related Parties

	For the three months ended Sep. 30,		For the nine months ended Sep. 30,

	2007	2006	2007	2006

Collective wages, fees and benefits paid to
executive officers of the Company who were also
directors of the Company	$ 42,775	$ 39,538	$ 125,362	$ 121,521
Interest expense recognized or paid to related
parties and officers	$ 3,229	$ 3,485	$ 9,393	$ 9,315

10,567 shares were issued for the beneficial interest of a director pursuant to the conversion of convertible debenture in Q1 2007.

878,500 incentive options were issued in the first quarter of 2007. Of these, 585,000 options were issued to individuals who are currently officers and directors of the Company.

Critical Accounting Estimates

Factors are substantially unchanged; refer to annual MD&A as at December 31, 2006.

Change in Accounting Policies Including Initial Adoption

Our accounting policies are unchanged from December 31, 2006 except for the adoption of FASB No.48 "Accounting for Uncertainty in Income Taxes" which has no impact on our reported financial statements. Refer to annual MD&A as at December 31, 2006.

(17)

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the Company to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end financial statements and MD&A are being prepared. However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2006 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 in the United States and National Instrument 51-102 Continuous Disclosure Obligations in Canada. Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective in the timely alerting of management.

Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The Company utilizes outside assistance and advice on complex financial, taxation and reporting issues, which is common with companies of a similar size. We have assessed the design of our internal control over financial reporting and during this process we identified potential weaknesses in internal controls over financial reporting which are as follows:

    Due to the limited number of staff at the Company it is not feasible to achieve complete segregation of incompatible duties. The Company has mitigated this weakness in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our Board of Directors is actively involved in many aspects including approval of all Authorities of Expenditure, including those with limited financial impact; and

    The Company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The Company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and audit committee for quality assurance.

As a result of our assessment of the design of our internal control over financial reporting, we conclude that there is a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting. There were no material changes to internal controls during the three months period ending September 30, 2007.

For additional information on Energy Exploration Technologies Inc please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.

(18)